Filed by Chittenden Corporation Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Community Bank & Trust Company
FDIC Certificate Number 33011

This filing contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreements in a timely manner or at all; (2) failure of the shareholders of Community Bank & Trust Company (“Community Bank”) or the shareholders of Chittenden Corporation (“Chittenden”) to approve the merger agreements; (3) failure to obtain governmental approvals of the mergers, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the mergers; (5) costs or difficulties related to the integration of the businesses following the mergers; (6) changes in general, national or regional economic conditions; (7) the risk that any cost or other savings from the transactions may not be fully realized or may take longer than expected to realize; (8) changes in loan default and charge-off rates; (9) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (10) changes in interest rates; (11) changes in levels of income and expense in noninterest income and expense related activities; and (12) competition and its effect on pricing, spending; third-party relationships and revenues. For further information on these risk factors and uncertainties, please see Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

Chittenden and People’s United Financial, Inc. (“People’s United”) will be filing relevant documents concerning their transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Furthermore, Chittenden and Community Bank have filed and will be filing relevant documents concerning their transaction with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, including a registration statement on Form S-4. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM S-4 CONTAINING A PROSPECTUS/PROXY STATEMENT REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND/OR THE FDIC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Investors are able to obtain those documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Chittenden can be obtained, without charge, by directing a request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel. In addition, documents filed with the FDIC by Community Bank can be obtained, without charge, by directing a request to Community Bank & Trust Company, Inc., P.O. Box 59 Wolfeboro, New Hampshire 03894, Attention: Gregg Roark.

Chittenden, Community Bank and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Community Bank in connection with their merger. Information about the directors and executive officers of Chittenden and Community Bank and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Chittenden’s directors and executive officers in the proxy statement for Chittenden’s annual meeting of stockholders filed with the SEC on March 9, 2007. You can find information about Community’s directors and executive officers in the Proxy Statement for Community’s Annual Meeting for Shareholders dated April 27, 2007. You can obtain free copies of these documents from the SEC, Chittenden or Community using the contact information above.

THE FOLLOWING ARE (1) A JOINT PRESS RELEASE OF CHITTENDEN AND PEOPLE’S UNITED ANNOUNCING THE EXECUTION OF AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 26, 2007, BETWEEN PEOPLE’S UNITED AND CHITTENDEN; (2) AN INVESTOR PACKAGE, DATED JUNE 27, 2007, REGARDING THE ACQUISITION AND CERTAIN RELATED MATTERS; AND (3) A FREQUENTLY ASKED QUESTIONS MEMORANDUM THAT WAS DISTRIBUTED BY CHITTENDEN TO ITS EMPLOYEES ON JUNE 27, 2007.

CONTACTS:
People’s United Financial, Inc.	Chittenden Corporation
Valerie Carlson	Investor Calls – Kirk Walters
Corporate Communications	Chief Financial Officer
203.338.3135 Fax: 203.338.3461	802-660-1561 Fax: 802-660-2314
Valerie.Carlson@peoples.com	kwalters@chittenden.com

Chittenden Corporation
Media Calls - Kathy Schirling
Corporate Marketing
802-660-1363 Fax: 802-660-1319
kschirling@chittenden.com

FOR IMMEDIATE RELEASE

June 27, 2007

PEOPLE’S UNITED FINANCIAL, INC. TO ACQUIRE CHITTENDEN CORPORATION

Transaction Sets the Stage for Building Premier Northeast Banking Franchise

BRIDGEPORT, CONN. – People’s United Financial, Inc. (Nasdaq: PBCT), the holding company for People’s United Bank, announced today a definitive agreement to acquire Chittenden Corporation (NYSE: CHZ) in a stock and cash transaction valued at $1.9 billion. Consummation of the agreement is subject to the approval of the shareholders of Chittenden, as well as various regulatory agencies. The acquisition is expected to close in the first quarter of 2008.

“We are delighted that Chittenden Corporation is joining People’s United Bank as we combine two high-performing banks with similar balance sheets, management styles and cultures to create the premier regional banking franchise in New England,” said John Klein, chairman, president and chief executive officer of People’s United Bank. “This transaction delivers on key commitments we made to investors in the course of our second-step conversion. We promised to make acquisitions in contiguous or near-contiguous markets; acquire banks with similar balance sheets and operating models to ours; and undertake a transaction that is accretive to EPS and has an internal rate of return that exceeds our cost of capital,” Klein said. “The combination of these two great banks does all this and more.”

“People’s United Bank, like Chittenden Corporation, has a deep and long-standing commitment to its customers, employees and communities,” said Paul Perrault, chairman, president and chief executive officer of Chittenden Corporation. “Indeed, our banks share the same philosophy and cultures. We both believe that – to drive shareholder value – we must provide an exceptional customer experience. Our structure of separate local community banks in New England is one that is admired by People’s United and will continue. Chittenden Corporation will be provided with two board seats and I will become a member of the executive team helping drive the integration of the two institutions. We couldn’t have found a better partner. This union will allow us to continue providing current and future customers with a superior experience and even more convenience across New England from their local bank.”

The acquisition partially leverages proceeds from the $3.44 billion second-step conversion that People’s United Financial completed in April. The purchase price is approximately $1.9 billion, of which approximately 55% is in cash and 45% in People’s United Financial stock.

Under the terms of the definitive agreement, which has been unanimously approved by both companies’ board of directors, at closing Chittenden Corporation shareholders will have the right, subject to proration, to elect to receive cash or People’s United common stock, in either case having a value equal to $20.35 plus the product of .8775 times the average closing price of People’s United shares for the five day period prior to the closing. Based on the average closing price of People’s United for the three day period ending June 25, 2007, the transaction is valued at $37.00 per Chittenden Corporation share. The actual per share value on consummation of the acquisition will depend on the share price of People’s United at that time. The total transaction value of approximately $1.9 billion includes approximately $1 billion in cash. The cash consideration will be funded through internal resources. The receipt of People’s United stock by shareholders of Chittenden will be tax-free.

People’s United expects the transaction to be immediately accretive to earnings and to have an IRR of approximately 13%. The transaction is expected to close in the first quarter of 2008 and is subject to approvals by regulators and Chittenden Corporation’s shareholders.

People’s United Bank currently operates 160 branches, 75 of which offer seven-day banking in Super Stop & Shop locations across Connecticut. Chittenden currently has 133 branches in New England through six bank subsidiaries. The combined company will have assets of approximately $22 billion.

Morgan Stanley acted as financial advisor to People’s United and Cleary Gottlieb Steen & Hamilton LLP and Thacher Proffitt & Wood LLP acted as legal counsel. Lehman Brothers Inc. and J.P. Morgan Securities Inc. acted as financial advisor to Chittenden Corporation and Goodwin Procter LLP served as legal counsel.

About Chittenden Corporation

Chittenden (chittendencorp.com) is a bank holding company headquartered in Burlington, Vermont that was founded in 1904 as Chittenden Trust Company. Through its subsidiary banks, Chittenden offers a broad range of financial products and services to customers in New England, including deposit accounts and services; commercial and consumer loans; insurance; and investment and trust services to businesses, individuals, and the public sector.

About People’s United Financial, Inc.

People’s United Financial, Inc. is the holding company of People’s United Bank (peoples.com), one of Connecticut’s largest banks. People’s United Financial has assets of $14 billion, more than 240 ATMs and 160 branches, 75 of which offer convenient seven-day banking in Super Stop & Shop locations across Connecticut. A diversified financial services company founded in 1842, People’s United Bank provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers.

Conference Call

On June 27, 2007, at 9:30 a.m., Eastern Time, People’s United Financial will host a conference call to discuss this announcement. The call may be heard through www.peoples.com by selecting “Investor Relations” in the “About People’s United” section on the home page, and then selecting “Conference Calls” in the “News and Events” section. Additional materials relating to the call may also be accessed at People’s United Bank Web site.

Additional Information About this Transaction

In connection with the proposed merger, People’s United will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Chittenden that also constitutes a prospectus of People’s United. Chittenden will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by People’s United and Chittenden with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing People’s United website at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information” or by accessing Chittenden’s website at www.chittendencorp.com under the tab “Investor Resources – SEC Filings”.

Participants in this Transaction

People’s United, Chittenden and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Chittenden stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Chittenden stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about the executive officers and directors of People’s United in the final prospectus for its conversion filed with the SEC on March 21, 2007. You can find information about Chittenden’s executive officers and directors in its definitive proxy statement filed with the SEC on March 9, 2007. You can obtain free copies of these documents from United or Chittenden using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure of the shareholders of Chittenden Corporation to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize (8) changes in loan default and charge-off rates; (9) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (10) changes in interest rates; (11) changes in levels of income and expense in noninterest income and expense related activities; and (12) competition and its effect on pricing, spending, third-party relationships and revenues.

For additional factors that may affect future results, please see People’s United’s and Chittenden Corporation’s filings with the Securities and Exchange Commission, including People’s United’s and Chittenden Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006. People’s United and Chittenden Corporation undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

# # #

P B C T 1 Building the Premier Regional Bank in the Northeast June 27, 2007

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Forward-Looking Statement
This presentation contains statements that may be considered forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-
looking statements are intended to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations.  These differences may be the result of various factors, including, among others:
(1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2)
failure of the shareholders of Chittenden Corporation to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5)
costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize (8) changes in loan default and charge-off rates; (9)
reductions in deposit levels necessitating increased borrowings to fund loans and investments; (10) changes in interest rates; (11) changes in levels of income and expense in noninterest income and expense related activities; and (12)
competition and its effect on pricing, spending, third-party relationships and revenues.
For additional factors that may affect future results, please see People’s United’s and Chittenden Corporation’s filings with the Securities and Exchange Commission, including People’s United’s and Chittenden Corporation’s Annual
Report on Form 10-K for the year ended December 31, 2006. People’s United and Chittenden Corporation undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes

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Additional Information about this Transaction and Participants in this Transaction
Additional Information About this Transaction
In connection with the proposed merger, People’s United will file with the Securities and Exchange Commission (the
“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Chittenden that also constitutes a prospectus of People’s United.  Chittenden will mail the proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus
(when available) and other related documents filed by People’s United and Chittenden with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing People’s United website at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information” or by accessing Chittenden’s website at www.chittendencorp.com under the tab “Investor Resources – SEC Filings”.
Participants in this Transaction
People’s United, Chittenden and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Chittenden stockholders in favor of the merger.
Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Chittenden stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about the executive officers and directors of People’s United in the final prospectus for its conversion filed with the SEC on March 21, 2007.  You can find information about Chittenden’s executive officers and directors in its definitive proxy statement filed with the
SEC on March 9, 2007.  You can obtain free copies of these documents from People’s United or Chittenden using the contact information above.

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Transaction Rationale
Strategically Compelling
• Creates premier regional banking franchise in New England
• Combines two high-performing banks with similar balance sheets and businesses
• Provides size and scale for future growth
Financially Attractive
• IRR in excess of People’s United cost of capital (13% IRR)
• Significantly accretive to EPS in year 1
• Transaction structure provides People’s United with continued
balance sheet and capital flexibility

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Contiguous or near-contiguous markets
Bank-like balance sheet, business model
and operating philosophy
IRR above People’s United cost of capital
Accretive to EPS in year 1
Promises Made… Promises Kept

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Key Deal Terms
Purchase Price per CHZ Share: $37.00
(1)
Consideration: 55% cash / 45% stock
Pricing Formula: PBCT stock price
(1)
*1.95*0.45 + $37*0.55
Aggregate Purchase Price: $1.9 billion
(2)
Premium to Market: 31%
(3)
Approvals: Regulatory and Chittenden shareholders
Termination Fee: $65 million
Board Representation: 2 board seats
Anticipated Closing: First quarter 2008
Due Diligence: Completed
Notes: (1) Purchase price at closing will vary with the movements in PBCT stock price; e.g., if PBCT price at closing is $18.97, the purchase price is $37.00. See Appendix for further detail on pricing mechanics
(2) Assumes current shares outstanding of 51 million, including net options (pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of
Community Bank & Trust Company announced on 6/4/07).
(3) Based upon June 26, 2007 closing price of CHZ.

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Pricing Multiples in Line
PBCT / CHZ
(2)
Mean of Comparable
Transactions
(1)
Notes: (1) Comparable transactions include selected bank and thrift transactions with deal value greater than $1 billion, announced after January 1,
2004. Source: SNL and FactSet
(2) Financial data as of March 31, 2007; pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of
Community Bank & Trust Company announced on 6/4/07; ROA and ROE not pro forma
(3) Based on I/B/E/S mean EPS estimate for Q3’07 ($0.50), Q4’07 ($0.52), Q1’08 ($0.50) and Q2’08 ($0.51).
Price / NTM EPS (x) 18.2 18.6
Price / Tangible Book Value (x) 4.3 3.7
Core Deposit Premium (%) 26 31
Price / Book Value (x) 2.2 2.6
ROA (%) 1.26 1.08
ROE (%) 12.2 12.0
Financial Performance
(3)
CHZ
Seller Average

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Overview of Chittenden
• Multi-bank holding company headquartered in Burlington, VT
• 141 branches in VT, NH, MA, ME and CT through six bank subsidiaries
(1)
• Assets of $7.6 billion; deposits of $6.2 billion
(1)
• Three primary business lines: Commercial Banking, Community Banking,
Wealth Management
– Commercial loans represent 70% of total loans
(1)
– Core deposits comprise 80% of total funding
(1)
– $2.4 billion in assets under full discretionary management
(1)
• Excellent credit quality with net charge-offs averaging 0.14% over the last 5 years
Note: (1) Pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07

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Expanding Outside CT
Note: (1) Pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07
• Diversified footprint with 300+
branches and $16 billion in deposits
across six states
• Considerable scarcity value as only
major independent bank with
presence across Northeast
PBCT (160 Branches) CHZ (141 Branches)
NH
(1)
MA
VT
CT
ME
(1)
% of
Deposits
8
7
18
62
5
Branches
39
20
51
160
30
NY - 1
CT
MA
RI
VT
Bridgeport
Providence
Springfield
Worcester
Boston
Manchester
Bennington
Burlington
Portland
NH
89
91
93
195
495
84

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3.5
2.6
PBCT CHZ
Entry into Attractive New Markets
Projected Population Growth (%)
(1)
Note: (1) 2006 – 2011 projected change weighted by MSA deposits; pro forma for Merrill Merchants Bankshares and Community Bank & Trust
Company transactions
(2) Pro forma Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07
Market
CHZ
Deposits
(2)
($Bn)
Total
Population Businesses
Median
Age
Vermont 2.9 620,000 30,000 34
Greater Portland 0.4 470,000 20,000 35
Southern NH / Seacoast 1.4 1,000,000+ 40,000 37
Greater Worcester 0.5 777,000 25,000 36
Greater Springfield 0.6 850,000 23,000 36
Greater Bangor 0.4 147,000 6,000 37

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Compatible Operating Models
• Low cost, stable core deposit funding
• Emphasis on relationship-driven commercial lending
• Strong liquidity position – minimal wholesale leverage
• Disciplined loan and deposit pricing
• Conservative underwriting standards
• Focus on customer experience and convenience
• Local bank of choice

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Low Execution Risk
• Multi-bank operating structure to remain in place
• Conservative cost savings assumptions
• Revenue enhancements identified but not assumed in financial analysis
• Experienced combined senior management team
• Comprehensive due diligence performed
• Compatible cultures and similar approach to business

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3.94
3.44
4.06
CHZ PBCT Peers
Superior Profitability and Balance Sheet (1)
(2)
0.6
19.2
5.3
CHZ PBCT Peers
Notes: (1) At or for the quarter ended March 31, 2007; PBCT profitability ratios not pro forma for second step conversion
(2) See Appendix for Peers; Peer data based on SNL Securities
Net Interest Margin (%)
Borrowings / Assets (%)
93.0
106.0
86.0
CHZ PBCT Peers
(2)
Loans / Deposits (%)
1.27
1.11
1.26
CHZ PBCT Peers
(2)
Return on Assets (%)
(2)

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Low Cost Funding Sources
Noninterest-Bearing Deposits
Borrowings
Interest-Bearing Deposits
Cost of Funds
Chittenden
16
6
78
2.60
People’s
United
23
1
76
2.38
Peers
(2)
11
24
62
3.32
As a % of Total Funding
(1)
Advantage Over Peers 94bp – 72bp
Notes: (1) Based on average balances for the quarter ended March 31, 2007; total funding defined as total deposits plus borrowings
(2) See Appendix for Peers; Peer data based on SNL Securities

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Conservative Financial Assumptions
• 55% cash / 45% stock consideration
• Net income estimates based on I/B/E/S mean EPS
• $38MM pre-tax cost-savings (approximately 18% of CHZ
noninterest expense); 50% realized in 2008, 100% thereafter
• After-tax restructuring charge of $38MM
• Pre-tax cost of cash of 5.25%
• Core Deposit Intangibles at 2.75% of deposits amortized over 10 years, sum-of-the-years-digits
• Chittenden pro forma for Merrill Merchants Bankshares and the pending acquisition of Community Bank & Trust Company

Illustrative Financial Impact – Significant Accretion
Acquisition Adjustments (After-Tax)
Add-back of CHZ Existing Intangible Amortization
PBCT Estimated EPS (Based on I/B/E/S)
(1)
CHZ Estimated EPS (Based on I/B/E/S)
(2)
PBCT Net Income
CHZ Net Income
Combined Net Income
Cost Savings (18% of CHZ NIE) – 100% Phase-in Illustrative
Financing Cost (5.25% Pre-Tax Cost of Cash)
CDI (2.75% of Deposits Sum-of-the-Years-Digits over 10 Years)
Pro Forma Net Income
Pro Forma Shares
Pro Forma EPS ($)
EPS Accretion / (Dilution) to I/B/E/S Estimate (%)
2007E with 100%
Cost Saves (Illustrative)
0.70
1.92
204
96
300
25
(36)
(20)
271
334
0.81
15.7
($MM, Except per Share Amounts)
3
Notes: (1) Excludes impact of funding charitable foundation
(2) Adjusted to exclude impact of investment portfolio transactions announced on 5/16/07

IRR Exceeds Cost of Capital
IRR (%)
Total Flows
Terminal Value – Synergies
(4)
Terminal Value – Company
(4)
A/T Synergies
Dividends
(3)
A/T Restructuring Charge
Aggregate Price
(1)
2,740
454
2,139
30
117
139
29
110
130
28
102
122
27
96
102
13
89
13
(1,884)
30
(38)
(1,875)
2012 2011 2010 2009 2008 2007
Projections
Notes: (1) Assumes purchase price of $36.77 per share based on closing price of PBCT as of June 26, 2007
(2) Assumes I/B/E/S mean EPS of $2.11 in 2008 grown at 8% thereafter
(3) Assumes target tangible common equity ratio of 6.0%
(4) Assumes terminal multiple of 14.5x estimated 2013 earnings adjusted for incremental opportunity cost of additional dividends
Net Income
(2)
144 133 123 114 106

Conclusion: A Compelling Transaction
Expanding into New
Markets
Meets All Financial
and Strategic Criteria
Low Risk Execution
• Diversifies franchise outside of Connecticut
• Preserves strategic value – unique Northeast footprint
• Platform for additional de novo and acquisition-driven growth
• Combines two high performing, commercial-oriented banks
• Contiguous and near-contiguous markets
• IRR in excess of cost of capital
• Accretive to EPS in year 1
• Track record of disciplined execution and superior operating performance at both banks
• Chittenden multi-bank operating structure to continue
• Minimal employee/customer disruption – no planned branch closures
• Conservative cost savings assumptions

19 Appendix

Commercial Oriented Loan Mix
13
28
27
32
(%)
1,947
4,133
4,028
4,740
($MM)
14
20
26
40
(%)
1,285
1,822
2,440
3,764
($MM)
12
42
29
18
(%)
662
2,311
1,588
976
($MM)
14,847 9,310 5,537 Total
Consumer
Commercial Real Estate
Commercial
Residential Mortgage
Loan Type
(1)
Combined PBCT CHZ
(2)
Notes: (1) At March 31, 2007.
(2) Pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07

Strong Core Deposit Base
4
35
21
16,191
643
5,608
3,326
6
37
23
9,968
643
3,695
2,333
–
31
16
6,223
–
1,913
993
Total Deposits
Escrow Funds
Time
41 6,616 33 3,298 53 3,318
Savings, Interest-Bearing
Checking and Money Market
Non-Interest-Bearing
(%) ($MM) (%) ($MM) (%) ($MM) Deposit Type
(1)
Combined PBCT CHZ
(2)
Notes: (1) At March 31, 2007.
(2) Pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07

Conservative Credit Culture
Notes: (1) At March 31, 2007; not pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07
(2) See Appendix for Peers; Peer data based on SNL Securities.
Reserves / Loans (%)
Reserves / NPAs + 90s (%)
NCOs / Avg. Loans (%)
NPAs / Assets (%)
CHZ
1.34
235
0.08
0.36
PBCT
0.80
384
0.01
0.17
Peers
(2)
1.00
194
0.14
0.32
Metric
(1)

Pro Forma Balance Sheet
Equity / Assets
Borrowings / Assets
Securities / Assets
Loans / Deposits
Key Ratios
Total Equity
Shareholders’ Equity
Total Liabilities
Other Liabilities
Borrowings
Deposits
Liabilities
Total Assets
Other Assets
Intangibles
Loans
Securities and S-T Investments
Assets
($MM)
23.3
2
14
92
5,172
17,051
341
520
16,191
22,223
1,302
1,646
14,847
4,429
PBCT
Pro Forma
10.9
16
89
827
6,748
78
447
6,223
7,575
418
395
5,537
1,225
CHZ
Standalone (3)
29.8
21
93
4,355
10,243
203
73
9,968
14,598
922
105
9,310
4,262
PBCT
Post-Conversion
11.7
1
1
93
1,359
10,243
203
73
9,968
11,602
902
105
9,310
1,286
PBCT
3/31/07
Tang. Com. Eq. / Tang. Assets 17.1 6.0 29.3 10.9
6 1
Adjustments
2,996 (2)
2,976
20 (1)
Notes: (1) Deferred tax benefit related to contribution to charitable foundation
(2) Net of adjustments related to ESOP, RRP, MHC capital contribution and charitable foundation. RRP must be approved by shareholders
(3) Pro forma for Merrill Merchants Bankshares which closed on 5/31/07 and the pending acquisition of Community Bank & Trust Company announced on 6/4/07

Exchange Ratio Illustration
24.00
23.00
22.00
21.00
20.00
18.71
19.00
18.00
17.00
16.00
Hypothetical
PBCT Stock
Price (1)
0.49
0.50
0.51
0.52
0.54
0.55
0.55
0.56
0.58
0.59
Approximate Percent
of Primary Shares
Receiving
Cash
0.51
0.50
0.49
0.48
0.46
0.45
0.45
0.44
0.42
0.41
Approximate Percent
of Primary Shares
Receiving
Stock
41.41
40.53
39.66
38.78
37.90
36.77
37.02
36.15
35.27
34.39
Value of
Consideration
per CHZ
Share (2)
1.725
1.762
1.803
1.847
1.895
1.965
1.949
2.008
2.075
2.149
Implied
Exchange
Ratio for
CHZ Holders
Electing Stock
at Closing
% Cash
% Stock
Purchase Price per Share
Current PBCT Price
Pricing Formula = $37*0.55 + 0.45*1.95*PBCT average stock
price 5 days prior to Closing Date
Notes: (1) Based on the average of PBCT closing share price for the five day period prior to the effective time.
(2) See Pricing Formula above.
55.0
45.0
37.00
18.71

Peer Group Composition
• Peer group includes banks and thrifts with market values from $2 – 11Bn in the Northeast, Mid-Atlantic and Midwest regions
(1)
• Peer group members:
– Sovereign Bancorp (Thrift)
– Comerica (Bank)
– Hudson City (Thrift)
– Commerce Bancorp (Bank)
– Huntington (Bank)
– New York Community (Thrift)
– Associated Banc-Corp (Bank)
– TCF Financial (Bank)
– Commerce Bancshares (MO) (Bank)
– Valley National (Bank)
– Wilmington Trust (Bank)
– Astoria (Thrift)
– Fulton Financial (Bank)
– Webster Financial (Bank)
Note: (1) Excludes Sky Financial and Investors Financial Services given pending ownership changes; also excludes MHCs

FAQ

About the Acquisition

Q.	What is the transaction that was announced today?

A.	People’s United Financial, Inc. of Bridgeport, Connecticut announced today that it will acquire Chittenden Corporation of Burlington, Vermont in a cash and stock transaction valued at approximately $1.9 billion.

Q.	Who is People’s?

A.	People’s United Financial, Inc. is the holding company of People’s United Bank (peoples.com), one of Connecticut’s largest banks. Headquartered in Bridgeport, CT, People’s United Financial has assets of $14 billion (pro forma).

A diversified financial services Company founded in 1842, People’s United Financial provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers. It has more than 240 ATMs and 160 branches, 75 of which offer convenient seven-day banking in Super Stop & Shop locations across the state of Connecticut.

Key Financial Data (as of 3/31/2007)

Total Assets:	$11.6 billion ($14 billion pro forma)
Loans:	$ 9.3 billion
Core Deposits:	$ 10.0 billion
Stockholders’ Equity:	$ 1.4 billion

Timeline Highlights

2007

People’s United Financial completes second-step conversion in April, raising $3.44 billion. People’s Bank changes name in June to People’s United Bank

2006

People’s Bank changes from state-chartered to nationally-chartered savings bank.

Announces plans for a second-step conversion to a company owned fully by shareholders

2004

People’s Bank exits credit card business, selling division to the Royal Bank of Scotland.

All employees maintain jobs in Bridgeport.

1995

People’s Bank enters into exclusive relationship with Stop & Shop supermarket chain to operate branches in all Super Stop & Shop stores in Connecticut

1988

People’s Bank establishes People’s Mutual Holdings, a mutual holding company owning approximately 58 percent of People’s Bank shares; Remaining 42 percent of

People’s Bank shares begin active trading on the NASDAQ exchange under ticker symbol PBCT

1985

People’s Bank begins offering Visa and MasterCards

1953

First branch opens in Stratford, Connecticut

1900

Bank assets totaled nearly $4 million

1842

Bridgeport Savings Bank chartered

Q.	Why is Chittenden entering into this transaction?

A.	It’s a unique opportunity for Chittenden Corporation to become a part of a larger entity that has the same vision Chittenden has been operating under for many years – “doing the right thing for our customers and shareholders”.

Moving forward, as the competition intensifies, there is a need for stronger capital. In People’s United, we’ve found a company with all of the traits that will help Chittenden further service it’s customers throughout New England.

And, as the competition continues with much larger banks, it is time to build a strong New England financial services company that can continue the local banking tradition, and be large enough to provide the latest in technology for our customers and shareholders.

Q.	Why did People’s United decide to acquire Chittenden Corporation?

A.	The transaction brings together two of the premier regional banking franchises in the Northeast. People’s United is pleased to have the opportunity to partner with Chittenden Corporation as each organization has a history of engaging employees to provide superior customer service and convenience, while maintaining conservative pricing and disciplined underwriting standards. Both organizations, likewise, have deep and long-standing commitments to their respective customers, employees and communities.

The union of People’s United and Chittenden Corporation will enhance our combined competitive position and our core strengths. We are two customer-focused organizations and this strategic combination leverages the unique New England opportunity to expand banking on the local level. The union of these two great organizations will further enhance our combined ability to serve our existing customers, invest in our capabilities and reinforce our strong brands as we grow.

Q.	Is this acquisition a good thing for our customers and shareholders?

A.	Both companies share similar philosophies and cultures. Both believe that – to drive shareholder value – we must provide an exceptional customer experience through engaged employees. The two companies will together provide current and future customers with a superior experience from their local bank and even more convenience across New England.

Q.	How will this affect Chittenden Corporation’s customers?

A.	Customers of Chittenden Corporation banks will experience very little change. The same faces will greet our customers at each branch and – because there is virtually no overlap of our markets – we anticipate nearly all branch locations will stay unchanged as a result of the transaction. The Chittenden Corporation family of banks will continue to operate and support their communities. People’s United currently believes this is the right model in these unique New England markets and we intend to make it work for the future.

Q.	I’ve heard of People’s United Bank in Connecticut, but didn’t realize they might be an acquirer. What made this transaction possible?

A.	People’s United recently made some changes, converting to a national charter and undertaking a second-step conversion to a 100 percent publicly owned stock company. It raised $3.44 billion in the second-step conversion and that capital will be partially leveraged in this transaction. People’s United was ranked #1 in 2006 by The Wall Street Journal for 3-year, 5-year and 10-year average returns to shareholders.

Q.	When is the acquisition expected to close?

A.	The announcement took place on June 27th and the transaction is expected to close in the first quarter of 2008. It is subject to approvals by regulators and Chittenden Corporation’s shareholders.

About our Banks

Q.	Will the Chittenden Corporation family of banks’ names be changed to People’s United?

A.	People’s United intends to keep in place this uniquely New England multi-bank operating and branding model. It currently believes it is the right approach in these markets and intends to make it work for the future. This, of course, also minimizes changes for employees and customers.

Q.	Will any branches in the Chittenden Corporation family of banks close as a result of the acquisition?

A.	Because this is an out-of-market transaction and there is virtually no overlap of our markets, we anticipate nearly all branch locations will stay unchanged.

Q.	Will People’s United support Chittenden Corporation’s communities?

A.	People’s United remains committed to serving the communities in which Chittenden Corporation conducts business and intends to maintain the levels of charitable giving for the communities in Chittenden Corporation’s markets.

Q.	Where will headquarters be?

A.	The headquarters of each bank will remain as they are today:

The Bank of Western Massachusetts, Springfield, Massachusetts

Chittenden Bank, Burlington, Vermont

Flagship Bank, Worcester, Massachusetts

Maine Bank & Trust, Portland, Maine

Merrill Bank, Bangor, Maine

Ocean Bank, Portsmouth, New Hampshire

The headquarters of People’s United Financial, Inc. – the holding company for the combined institutions – will remain in Bridgeport, Connecticut.

Q.	Are Paul Perrault and the rest of the bank presidents staying on?

A.	Paul Perrault will remain on as a member of the People’s United executive team helping drive the integration of the two institutions. The presidents of each of the other six banks will be asked to stay with People’s United to continue their work of growing their franchises.

Q.	When will Chittenden Corporation systems be converted to People’s United systems?

A.	No specific operational decisions will be made until the transaction closes, which is expected to be in the first quarter of 2008.

Community Commitment

Q.	Why are Chittenden Corporation and People’s United a good fit as part of the same corporate family?

A.	The corporate cultures of the two companies are very similar:

•	Both operate as socially responsible organizations, contributing a great deal to the communities in which they are located.

•

Chittenden Corporation is a national leader in socially responsible business practices, consistently earning a place on the list of the “100 Best Corporate Citizens” with international powerhouses like Timberland, The Gap, Nike, Google and Intel.

•

People’s United has been recognized throughout the state of Connecticut for its community support and the Hartford Business Journal named it the Best Workplace in Connecticut with over 1,000 employees.

Both People’s and Chittenden Corporation have deep community roots:

•	People’s was founded in 1842

•	Chittenden was founded in 1906

•	Both employ people with many decades of service

•	Chittenden Corporation donates over $2 million a year to its communities

•	People’s United funded a $60 million community foundation in April

Both, People’s United Financial, Inc. and Chittenden Corporation have long-standing and deep commitments to their employees, customers and communities.

About Chittenden Corporation Employees

Q.	How will employees be affected by this transaction?

A.	Aligning with People’s United provides new opportunities for everyone – both customers and employees.

It will take a significant amount of time to finalize the acquisition, and we can assure you that the process will be thoughtful and will be focused on finding the best solutions for our employees, customers and shareholders. New job opportunities that arise from the creation of this new larger, New England-based organization will be offered to existing employees first. In addition, we will work with impacted employees when possible to try to help them pursue other appropriate employment opportunities within People’s United.

Paul Perrault will become a member of the executive team helping drive the integration of the two institutions. The presidents of each of the other six banks have been asked to stay with People’s United to continue their work of growing their franchises.

The Chittenden Corporation family of banks will continue to operate and support their communities. People’s United currently believes this is the right model in these unique New England markets and we intend to make it work for the future.

Q.	Will there be staff reductions as a result of the acquisition?

A.	Our goal is to create a combined business model that minimizes disruption to our customers and impact to our employees. As with any acquisition, we will be working together in a thoughtful process to understand and evaluate our organizational structure, roles and staffing needs as we move forward together.

Q.	Will there be any new jobs created as a result of this transaction?

A.	We are going to be a stronger and growing organization as a result of this transaction and more competitive than either of us were individually. We are anticipating that this will translate into new and more opportunities for all employees. We will know more after the transaction closes, which is anticipated to take place in the first quarter of 2008

Q.	When will I know if my job is being eliminated?

A.	No specific staffing decisions will be made until the transaction closes, which is expected to be in the first quarter of 2008. However, as decisions are made, we will be sure to communicate as quickly and as clearly as possible.

Q.	How will you determine which positions to keep or eliminate?

A.	People’s United understands that decisions about jobs are the most important question for many employees. Senior management of both companies will work together to determine organizational structures and staffing levels for our future business model. Planning will take place as we approach the closing date and we will communicate with employees as soon as reasonably possible.

Q.	If my position is eliminated will I be offered severance pay?

A.	If an employee’s position is eliminated as a result of this acquisition and a comparable job opportunity is not found, the employee will be offered a severance package and career transition services. In addition, we will work with impacted employees when possible to try to help them pursue other appropriate employment opportunities within the company.

Q.	Will my health and welfare benefits change?

A.	Current health and welfare benefit programs at Chittenden Corporation and People’s United will not change as a result of the transaction. As we work together to understand and evaluate each others’ benefits packages and plans, we will begin to develop an integration plan that we will communicate in the months after the closing, which is expected to be in the first quarter of 2008.

Q.	As a Chittenden Corporation employee, will I continue to receive my paycheck in the same way?

A.	Yes, paychecks will be delivered the same way. After the close of the transaction, we will communicate any potential changes in payroll practices before they take place.

About Employee Communications

Q.	How can employees submit a question about the acquisition?

A.	In the next few days we will set up an intranet site that will allow for questions. Each week we will answer your questions and send the answers out to all employees.

In some cases, it may not be possible to provide an answer to a specific question, or it may not be suitable for posting (e.g., it may be too specific and/or apply to an individual situation.) We will make every effort to address all employee questions, publish as many as possible and let employees know if an answer is not yet known, but will be addressed in due course.

Q.	How will employees of Chittenden Corporation and People’s United get information about the acquisition as decisions are made?

A.	In addition to meetings with managers (who are our employees’ principal contact for information), emails and employee meetings, an intranet site will be set up as a communication tool and will serve as the central location for all acquisition-related communications.